FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                27 February 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







Schedule 10 - Notification of Major Interests in Shares


1   Name of company:

International Power plc


2   Name of shareholder having a major interest:

Merrill Lynch Investment Managers Limited


3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

As above


4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Nutraco Nominees Limited (Designated & Undesignated)       70,168,564

Merrill Lynch Pensions Nominees Limited A/C NONCERT         5,659,643

Merrill Lynch Pensions Nominees Limited                         5,000

Treasury of the Government of the Isle of Man A/C 5           545,362

Treasury of the Government of the Isle of Man A/C 10          242,131

Chase Nominees Limited                                     14,551,458

Nortrust Nominees Limited                                  11,258,911

Bank of New York Nominees Limited                           8,201,355

Junction Nominees Limited                                  13,508,768

State Street Nominees Limited                               1,781,924

Morgan Nominees Limited                                       347,584

Mellon Nominees Limited                                       472,727

Other Names                                                 7,657,294


5   Number of shares/amount of stock acquired:

Not known


6   Percentage of issued class:

Not known


7   Number of shares/amount of stock disposed:

Not known


8   Percentage of issued class:

Not known


9   Class of security:

Ordinary shares of 50 pence each


10  Date of transaction:

Not known


11  Date company informed:

27 February 2003


12  Total holding following this notification:

134,400,721


13  Total percentage holding of issued class following this notification:

12.02%


14  Contact name for queries:

1.  Investors                             Grant Jones
2.  Media                               Aarti Singhal


15 Contact telephone number:

1.  44-207-320-8619
2.  44-207-320-8681


16  Name of company official responsible for making notification:

Stephen Ramsay - Company Secretary


17  Date of notification:

27 February 2003





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary